SEC FILE NUMBER
1-8518

CUSIP NUMBER
502003106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K or 10-KSB ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q or 10-QSB ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 31, 2009

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable
PART I — REGISTRANT INFORMATION
LL&E Royalty Trust

Full Name of Registrant
N/A

Former Name if Applicable
The Bank of New York Mellon Trust Company, N.A.,
Trustee, 919 Congress Avenue

Address of Principal Executive Office (Street and Number)
Austin, Texas 78701

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report of Form 10-K or Form 10-KSB, Form 20-F, Form 11-K, Form N SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K or 10-KSB, 20-F, 11-K, 10-Q or 10-QSB, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.
As previously disclosed in the Trust's Form 12b-25 filed on April 1, 2009, the Trust was unable to file its 2008 Form 10-K without additional information from one of the working interest owners and the subsequent completion of the annual reserve report. The Trustee subsequently received the additional information and reserve report, and is preparing the 2008 Form 10-K. The Trustee intends to prepare and file the Form 10-Q for the three months ended March 31, 2009 as promptly as possible after completion of the Form 10-K; however, the Trustee is unable to represent that the Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification.

Mike Ulrich	800	852-1422
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☑

The Trust’s Annual Report on Form 10-K for the year ended December 31, 2008 has not yet been filed.
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

LL&E Royalty Trust
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

LL&E Royalty Trust By: The Bank of New York Mellon Trust Company, N.A., Trustee
Date:	May 15, 2009	By:	/s/ MIKE ULRICH

		Name:	Mike Ulrich
		Title:	Vice President

ATTENTION

Intentional misstatements or omissions of fact constitute
Federal Criminal Violations (See 18 U.S.C. 1001).